

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 22, 2017

By E-Mail

Douglas K. Schnell, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050

      Re: Deckers Outdoor Corporation
            Definitive Additional Materials on Schedule 14A
            Filed on November 21, 2017
            File No. 001-36436

Dear Mr. Schnell:

      We have reviewed your filing and have the following comments.

Materials Distributed to Certain Investors on November 21, 2017

Review of Marcato Nominees Summary, page 12

Marcato's proposed slate has an alarming history, page 12

1.   Please provide support for your statement that Marcato's proposed slate "has an alarming history [of] [c]hronic stock price underperformance during limited public Board tenures."

Review of Marcato Nominees, page 13

2.   Please provide support and background relating to your disclosure that the settlement of Affinion Group litigation relating to the deception of Affinion's customers was overseen or related to Mr. Lipman's service as Affinion's CEO.

3.   With a view towards revised disclosure, please tell us whether the other companies on whose boards Mr. Lipman and Mr. Fuller serve have also experienced declines in their stock prices. If the stock prices of such other companies have not declined, please revise your disclosure to provide balanced disclosure that is not misleading. Refer to Rule 14a-9.

Douglas K. Schnell, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
November 22, 2017
Page 2

Please direct any questions to me at (202) 551-3619 or Frank Pigott (Staff Attorney) at 202-551-3570.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions